BENITEC BIOPHARMA INC.

3940 Trust Way

Hayward, California 94545

August 11, 2022

VIA EDGAR

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Benitec Biopharma Inc.

Registration Statement on Form S-1 (File No. 333-266417)

Filed July 29, 2022, as amended August 8, 2022

Dear Mr. Campbell:

Reference is made to our letter, filed as correspondence via EDGAR on August 8, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, August 10, 2022 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Matt O’Loughlin of Proskauer Rose LLP at 310.284.5654.

[Signature page follows]

Very truly yours,

BENITEC BIOPHARMA INC.

By:	/s/ Dr. Jerel Banks
Name: Dr. Jerel Banks
Title: Chief Executive Officer

cc:	Matt O’Loughlin, Proskauer Rose LLP

Louis Rambo, Proskauer Rose LLP

[Signature Page to Acceleration Request]